Mera Pharmaceuticals Inc.

73-4460 Queen Ka'Aharnanu Highway Suite 110

Kailua-Kona, HI 96740

March 3, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Re:

Mera Pharmaceuticals Inc.

Form 10-KSB for the Fiscal Year Ended October 3, 2007

Filed February 14, 2008

File Number: 033-23460

Ladies and Gentlemen:

Mera Pharmaceuticals Inc.  (the "Company"), hereby files this correspondence and responds to your comments in your letter dated February 27, 2008.

Form 1O-KSB for the Fiscal Year Ended October 31, 2007

General

1.

The file number on the cover page of your document does not agree with the file number, 033-23460, used in the EDGAR system. Please correct the commission file number on the cover page.

We have noted your comments and have revised the filing to include the file number 033-23460

2.

The date of each signature does not appear to be current. Please revise to include currently dated signatures.

We have noted your comments and have revised the dates of each officer and director signature to reflect the filing date, as appropriate.

Financial Statements, page F-6

3.

The net loss for the twelve months ended October 31, 2006 does not agree to your Net Loss on your Condensed Statement of Operations. Please revise your financial statements, accordingly.

We have noted your comments and have revised the financial disclosure statements to reflect the Net Loss.

Exhibits 31.1 and 31.2

4.

Please revise your certifications to be worded exactly as required by Item 601(b)(31) of Regulation S-B, last amended in June 2003 and effective August 2003. For example, please correct the following:

a.

You refer to "this quarterly report" in the 10-KSB certification. Please remove the report description "quarterly," as appropriate, from all certifications except for where you identify in the first paragraph this annual, report on Form 10-KSB;

b.

Identify yourself as a "small business issuer" throughout your certifications;

c.

Correct paragraphs four and five to conform to the amended language, including referring to the correct Exchange Act Rules, 13a-15(e) and 15-(d)-15(e), that define disclosure controls and procedures; and,

d.

Remove paragraph six of the certification.

We have noted your comments and have inserted with certifications in accordance with Item 601(b)(31) of Regulation S-B.

Exhibits 32.1 and 32.2

5.

These certifications refer to the Form 10-QSB for the quarter ended April 30, 2007 and Section 3(a) of the Securities Exchange Act of 1934. Please revise your certifications to refer to the correct report and section of the Securities Exchange Act of 1934.

We have noted your comments and will re-file the Form 10-QSB for April 30, 2007 with the certifications in accordance with Item 601(b)(31) of Regulation S-B.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Gregory F. Kowel

     Gregory F. Kowel

     Chief Executive Officer